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                                                             EXHIBIT 12

                       INDIANA GAS COMPANY, INC.
                       AND SUBSIDIARY COMPANIES

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (In Thousands, Except Ratios)

                                           Fiscal Year Ended September 30
                                1998       1997(1)     1996       1995       1994
Earnings:
 Net income                     $30,883    $13,478    $38,630   $32,109     $34,596
   Income taxes                  17,510      7,147     22,568    18,630      17,977
   Fixed charges (see below)     16,967     17,728     16,844    16,395      16,986
Total adjusted earnings         $65,360    $38,353    $78,042   $67,134     $69,559


Fixed charges:
 Total interest expense         $16,234    $16,774    $15,907   $15,530     $16,037
 Interest component of rents        733        954        937       865         949
Total fixed charges             $16,967    $17,728    $16,844   $16,395     $16,986

Ratio of earnings to fixed
 charges                            3.9        2.2        4.6       4.1         4.1


(1)Reflects the recording of restructuring costs in fiscal
   1997 (see Item 8, Note 2). Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs was 4.4.

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